UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70365

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Revolut Securities Inc.

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

107 Greenwich Street, 20th Floor
(No. and Street)

NEW YORK	NY	10006
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Keith George	212-668-8700	kgeorge@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BDO, P.C.
(Name – if individual, state last, first, and middle name)

One Bush Street, Suite 1800	San Francisco	CA	94104
(Address)	(City)	(State)	(Zip Code)

October 8, 2003	243
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jack Callahan, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Revolut Securities Inc., as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
CEO

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Contents



BDO

Tel: 415-397-7900
Fax: 415-397-2161
www.bdo.com

One Bush Street, Suite 1800
San Francisco, CA 94104

Report of Independent Registered Public Accounting Firm

Revolut Securities Inc.
New York, New York

Opinion on Financial Statement

We have audited the accompanying statement of financial condition of Revolut Securities Inc. (the "Broker-Dealer") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Broker-Dealer at December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Broker-Dealer's management. Our responsibility is to express an opinion on the Broker-Dealer's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

BDO USA, P.C.

We have served as the Broker-Dealer's auditor since 2021.

San Francisco, California
April 10, 2026

Statement of Financial Condition

As of December 31, 2025

ASSETS

Cash	$2,115,845
Clearing firm deposit	$25,000
Receivable from clearing firm	$264,434
Due from related party	$103,340
Total assets	**$2,508,619**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$279,641
Due to related parties	$229,038
Total liabilities	**$508,679**

STOCKHOLDER'S EQUITY

Common stock, $0.01 par value, 1,000 shares authorized, issued and outstanding	$10
Additional paid-in capital	$9,174,937
Accumulated deficit	$(7,175,007)
Total stockholder's equity	**$1,999,940**
Total Liabilities and Stockholder's Equity	**$2,508,619**

See accompanying notes to the financial statements.

Notes to the Financial Statements

1. Organization and Nature of Business

Revolut Securities Inc ("the Company"), was incorporated in Delaware on May 14, 2019. On June 16, 2021, the Company received approval to become a broker-dealer and as such is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is owned by Revolut Holdings U.S., Inc. ("Parent"), which is a wholly owned subsidiary of Revolut Group Holdings, Ltd. ("Ultimate Parent").

The Company was established by its Ultimate Parent to engage in retail brokerage activity, utilizing their mobile application trading platform. The Company remains dependent on the Parent to provide supplemental capital resources for the development of its business activities.

The Company operates under the exemptive provision of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC. The requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all customer accounts and maintains and preserves all related books and records.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Cash

Cash represents cash on deposit with financial institutions.

Receivable from Clearing Firm

Cash and securities are kept on deposit or held as collateral with the clearing firm, and represent the balances required to be maintained in order to utilize various clearing brokers. These balances are subject to withdrawal restrictions such that the Company would be prohibited from doing business with the clearing brokers if the minimum cash or security balance on deposit is not maintained.

Segment Reporting

ASU 2023-07 requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance. The Company is engaged in a single line of business as a registered securities broker-dealer, providing access to a mobile trading application for use by customers. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net loss to evaluate the results of the business, primarily in the forecasting process, to manage the Company. Moreover, the CODM uses excess net capital (see footnote 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a

single operating segment, and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Income Taxes

Accounting Standards Codification ("ASC") 740-10, "Accounting for Uncertainty in Income Taxes" establishes a framework for management to use to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two step approach whereby a tax benefit is recognized if a position is more likely than not to be sustained, and the amount of benefit is then measured on a probabilistic approach. As of December 31, 2025, there are no uncertain tax positions. A tax position that fails to meet a more-likely-than-not recognition threshold will result in either reduction of current or deferred tax assets, and/or recording of current or deferred tax liabilities. Interest and penalties are classified within income tax expense.

The Company is treated as a corporation for US tax purposes and records current tax liabilities or assets through charges or credits to the current tax provision for the estimated taxes payable or refundable for the current year. Deferred tax assets and liabilities are recorded for future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A deferred tax valuation allowance is established if it is more likely than not that all or a portion of the deferred tax assets will not be realized.

Recent Adopted Accounting Pronouncements

Effective January 1, 2025, the Company adopted Accounting Standards Update No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures ("ASU 2023-09"). ASU 2023-09 requires enhanced annual disclosures for the effective tax rate reconciliation, including prescribed categories and additional disaggregation of certain reconciling items for public business entities. The standard also requires disaggregated disclosure of income taxes paid, net of refunds received, and disaggregation of income (or loss) from continuing operations before income tax expense (or benefit) and income tax expense (or benefit) between domestic and foreign amounts.

The Company adopted ASU 2023-09 on a prospective basis. Adoption of the standard impacted the Company's annual income tax disclosures only and did not affect the recognition or measurement of income taxes. Accordingly, the adoption did not have an effect on the Company's financial position, results of operations, or cash flows.

3. Related Party Transactions

The Company operates under an expense sharing agreement with Revolut Technologies Inc., an affiliate, to allocate occupancy, general overhead and compensation expenses. For the year ended December 31, 2025, Revolut Technologies Inc. allocated expenses of $1,073,360 to the Company, and also made payments on behalf of the Company for certain operating expenses. Payables to related parties are for amounts owed to the affiliate under the expense sharing agreement, or to the Parent for expenses paid on the Company's behalf.

For the year ended December 31, 2025, the Company earned revenues of $265,575 from its profit sharing agreement with Revolut Technologies Inc., which are separately disclosed as subscription fees on the accompanying statement of operations. As of December 31, 2025, the Company has the following intercompany balances:

Intercompany Receivables

Revolut Technologies, Inc.	$103,340
Total	$103,340

Intercompany Payables

Revolut Technologies, Inc	$(200,348)
Revolut Group Holdings, Ltd.	$(28,690)
Total	$(229,038)

The Company participates in an equity based compensation program administered by its Ultimate Parent, whereby restricted stock units ("RSU") of the Ultimate Parent are granted to certain employees of the Company. Payment is based on a calculation which considers, among other things, the market value per share price of the Ultimate Parent's stock. The equity awards contain a double trigger where they vest over a period of two to four years as service conditions are satisfied and a liquidity event occurs. The equity only vests on vesting date for current employees who have not provided termination notice. For the year ended December 31, 2025, there were no liquidity events and therefore no stock based compensation expense recorded as a capital contribution to the Company.

4. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1 or 8 to 1 for 12 months after commencing business as a broker dealer. At December 31, 2025, net capital of $1,896,600 exceeded the required net capital minimum of $33,912 by $1,862,688. At December 31, 2025, the Company's percentage of aggregate indebtedness to net capital was 26.82%.

5. Clearing Firm

The terms of the current fully disclosed clearing agreement with Drivewealth specify that the Company maintains a deposit of $25,000. At December 31, 2025, cash receivable held at the clearing firm was $264,434.

6. Concentration of Credit Risk

The Company maintains its cash balance in a bank account of one financial institution, and at times, the balance may exceed the federally insured limit. At December 31, 2025, the Company has $1,865,845 in excess of the insured limits. The Company has not experienced any losses in such accounts.

7. Commitments and Contingencies

The Company might be involved in legal matters that arise periodically in the ordinary course of business. At this time, the Company is not aware of any legal matters or customer complaints that are believed to be material to the Company's results of operations or financial condition.

8. Capital and Liquidity

The Company is in a start-up phase, and accordingly, has incurred losses and negative cash flows since its inception as a broker-dealer in 2021. The Company might require additional liquidity to fund its operations over the next year from the date of issuance of these financial statements. Although there is uncertainty as to whether or not forecasted growth can be realized, the Ultimate Parent, has provided a letter of support that if necessary, either itself or another Revolut entity, will provide financial support to the Company for its continued operations for a period of not less than one year from the date of signing the Company's financial statements. Based on this commitment from the Ultimate Parent and its strong financial health, management of the Company believes that the Company has adequate resources to meet its liquidity needs for a period of 12 months from the issuance of these financial statements.

9. Income Taxes

<u>Deferred Income Tax Assets and Liabilities</u>

The following table displays deferred income tax assets and deferred income tax liabilities:

	Year Ended December 31, 2025
Deferred Income Tax Assets	
Accrued Bonus and Vacation	$40,893
Net operating losses	$166,945
Other	$5
Total Deferred Income Tax Assets	$207,843
Less: Valuation Allowance	$(207,843)
Deferred Income Tax Assets, Net	$—

10. Subsequent Events

The Company has evaluated subsequent events through the date of issuance of these financial statements. The Company has determined that no events have occurred that were to be recognized or disclosed in these financial statements.